CORGI ETF TRUST II

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

  First: The name of the trust is Corgi ETF Trust II.
  Second: The name and address of the Registered Agent in the State of Delaware is:
  Northwest Registered Agent Service, Inc.
  8 The Green STE B
  Dover, DE 19901.
  Third: The Statutory Trust is or will become, prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended.
  Fourth: Series Notice. The Trust may establish one or more series under 12 Del. C. 3806(b)(2). Notice is given, per 12 Del. C. 3804(a), that the debts, liabilities, obligations, and expenses of any series are enforceable only against the assets of that series and not against the Trust or any other series.

Name: Emily Z. Yuan

By:
/s/ Emily Z. Yuan
Sole Initial Trustee